This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated September 2, 2010 and the related Letter of Transmittal and any other related materials and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the securities, "blue sky" or other laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
SALARY.COM, Inc.
at
$4.07 Net Per Share
by
Spirit Merger Sub, Inc.,
a wholly owned subsidiary of
Kenexa Corporation

Spirit Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Kenexa Corporation, a Pennsylvania corporation (“Kenexa”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Salary.com, Inc., a Delaware corporation (the “Company”), at a purchase price of $4.07 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 2, 2010 (the “Offer to Purchase”) and in the related Letter of Transmittal (the "Letter of Transmittal", which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”). Tendering stockholders who have Shares registered in their names and who tender their Shares directly to Computershare Trust Company, N.A., as depositary for the Offer (the “Depositary”), will not be charged brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the tender and purchase of Shares pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any such fees or commissions. Kenexa or Purchaser will pay all charges and expenses of the Depositary and Georgeson Inc., which is acting as information agent for the Offer (the “Information Agent”), incurred in connection with the Offer.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON SEPTEMBER 30, 2010, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME AS IT MAY BE EXTENDED, THE "EXPIRATION DATE") OR EARLIER TERMINATED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 31, 2010 (as it may be amended from time to time, the “Merger Agreement”), among Kenexa, the Purchaser and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to certain conditions specified in the Offer to Purchase, the Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and wholly owned by Kenexa. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held (i) in the treasury of the Company or any of its subsidiaries, or by Kenexa or the Purchaser, which Shares shall be canceled and shall cease to exist, or (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be canceled and converted into the right to receive the Offer Price, without interest thereon and less any applicable withholding taxes.  The Merger Agreement is more fully described in Section 11-"The Merger Agreement" of the Offer to Purchase.

Pursuant to a tender and support agreement entered into with each of Bryce Chicoyne, G. Kent Plunkett, Yong Zhang, Paul Daoust, John Gregg, Edward McCauley, John Sumser, Terry Temescu, Robert Trevisani, William Martin, Teresa Shipp, Brent Kleiman, Judy Duff and Nicholas Camelio (together, the “Significant Stockholders”), each Significant Stockholder has agreed, among other things and subject to certain conditions, to tender in the Offer, and not withdraw, all of the Shares owned by such Significant Stockholder, as well as any other Shares acquired by such Significant Stockholder after the date of the tender and support agreement.  As of August 31, 2010, the Significant Stockholders together owned approximately 33.0% of the Shares outstanding and approximately 28.5% of the Shares on a fully diluted basis.
The Offer is conditioned upon, among other things, the Merger Agreement not being terminated in accordance with its terms and each of (i) the Minimum Tender Condition (as described below), (ii) the Competition Law Condition (as described below), (iii) the Governmental Entity Condition (as described below) and (iv) other conditions (as described in Section 15 — “Certain Conditions of the Offer” in the Offer to Purchase) being satisfied. The Minimum Tender Condition requires that the number of Shares that have been validly tendered and not validly withdrawn prior to the then scheduled Expiration Date, together with the number of Shares (if any) then owned by Kenexa and its subsidiaries, represents at least a majority of the total number of outstanding Shares on a fully diluted basis.  The Competition Law Condition requires an approval under, or the expiration or termination of any waiting period (and any extensions thereof) applicable to the transactions contemplated by the Merger Agreement under, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any other applicable foreign antitrust, competition or similar statutes or regulations.  The Governmental Entity Condition requires that, at any time on or after the date of the Merger Agreement and prior to the time of acceptance for payment for any Shares, there shall not be instituted, pending or threatened in writing any suit, action or proceeding by any governmental entity (i) challenging, making illegal or otherwise restraining or prohibiting, or seeking to challenge, make illegal or otherwise restrain or prohibit, the transactions contemplated by the Merger Agreement, including the Offer and the Merger; (ii) seeking to prohibit or materially limit the ownership or operation by the Company, Kenexa or Purchaser of all or any material portion of the business or assets of the Company and its subsidiaries or (to the extent it relates to the transactions contemplated by the Merger Agreement, including the Offer and the Merger) of Kenexa and its affiliates; (iii) seeking to compel the Company, Kenexa or Purchaser to dispose of or to hold separate all or any material portion of the business or assets of the Company or any of its subsidiaries or (to the extent it relates to the transactions contemplated by the Merger Agreement, including the Offer and the Merger) of Kenexa or any of its affiliates; (iv) seeking to impose any material limitation on the ability of the Company, Kenexa or Purchaser to conduct the business or own the assets of the Company or any of its subsidiaries or (to the extent it relates to the transactions contemplated by the Agreement, including the Offer and the Merger) of Kenexa or any of its affiliates; (v) seeking to impose material limitations on the ability of Kenexa or Purchaser to acquire or hold, or to exercise full rights of ownership of any Shares, including the right to vote such Shares on all matters properly presented to the stockholders of the Company; or (vi) seeking to require divestiture by Kenexa or Purchaser of all or any of the Shares.  The Offer is subject to other conditions as described in the Offer to Purchase.  There is no financing condition to the Offer.
The Company's board of directors, among other things, has unanimously (i) determined and declared that the Merger Agreement, the Offer and the Merger are advisable and in the best interests of the Company and the holders of Shares, (ii) approved the Merger Agreement and, subject to the terms and conditions set forth therein, the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and (iii) recommended that the holders of Shares accept the Offer, tender their Shares into the Offer, and, if required by applicable law, adopt and approve the Merger Agreement and approve the Merger.
For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment.
In all cases, including for Shares tendered during any subsequent offering period, the Purchaser will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 - “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

Subject to the provisions of the Merger Agreement, Purchaser shall, without the consent of the Company, have the right to extend the Offer for any period required by any rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission (the “SEC”) or its staff applicable to the Offer or any period required by applicable law. Purchaser must extend the Offer for periods of up to ten (10) business days each until the earlier of (i) the date on which the Minimum Tender Condition has been met and all of the conditions set forth in the Merger Agreement are satisfied or waived or (ii) the date on which the Merger Agreement is terminated in accordance with its terms; provided, however, that Purchaser are not required to extend the Offer beyond December 31, 2010. Notwithstanding the foregoing, Purchaser’s ability or obligation to extend the Offer is subject to the parties’ rights to terminate the Merger Agreement in accordance with its terms.
Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to waive any condition to the Offer and to make any change to the terms and conditions of the Offer Price; provided that, pursuant to the Merger Agreement, Purchaser has agreed that it will not, without the prior consent of the Company, (i) decrease the number of Shares subject to the Offer, (ii) decrease the Offer Price, (iii) waive or amend the Minimum Tender Condition, (iv) add any condition to the Offer, (v) except as otherwise provided in the Merger Agreement (including as described above), extend or otherwise change the Expiration Date, (vi) change the form of consideration payable in the Offer or (vii) otherwise amend any of the terms of the Offer in a manner materially adverse to any holder of Shares.
Any extension, delay, termination, waiver or amendment will be followed promptly by public announcement. The announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the stockholder’s right to withdraw the Shares. Stockholders of the Company may withdraw their Shares previously tendered at any time prior to the Expiration Date, as it may be extended from time to time. See Section 4—“Withdrawal Rights” of the Offer to Purchase. “Expiration Date” means 12:00 midnight, New York City time, at the end of the day on September 30, 2010, unless Purchaser extends the period of time for which the initial offering period of the Offer is open, in which case “Expiration Date” will mean the time and date at which the initial offering period of the Offer, as so extended, will expire.
Under Rule 14d-11 of the General Rules and Regulations under the Exchange Act, Purchaser, subject to certain conditions, may provide a subsequent offering period of at least three business days (as “business days” is defined under Exchange Act Rule 14d-1(g)(3)) following the Expiration Date. If included, a subsequent offering period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender any Shares not tendered in the Offer. A subsequent offering period, if one is included, is not an extension of the Offer, which already would have been completed. Following the completion of the Offer, Purchaser may provide a subsequent offering period in the event that Kenexa and Purchaser then own less than 90% of all outstanding Shares.
Other than during a subsequent offering period, Shares that have been previously tendered in the Offer at any time on or before the Expiration Date (including any extension of such date), unless accepted for payment as provided in the Offer to Purchase, may be withdrawn at any time after November 1, 2010, which is the 60th day after the date of the commencement of the Offer. No withdrawal rights apply to Shares tendered in a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of or payment (whether before or after its acceptance for payment for Shares) for Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may retain tendered Shares on its behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights" of the Offer to Purchase.
For a withdrawal to be effective, a written or facsimile notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share certificates, the serial numbers shown on such Share certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.
The receipt of cash in exchange for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. See Section 5—“Certain U.S. Federal Income Tax Consequences” of the Offer to Purchase.
The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.
The Company has provided Kenexa with the Company’s stockholder list and security position listing for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal, together with the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the Company's stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully, and in its entirety, before any decision is made with respect to the Offer.
Any questions and requests for assistance may be directed to the Information Agent as set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and all other tender offer materials may be directed to the Information Agent, and copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:
199 Water Street, 26th floor
New York, New York 10038-3560
Banks and Brokers Please Call: (212) 440-9800
All Others Call Toll-Free: (866) 647-8861

September 2, 2010